Exhibit 6.7

Certain identified information has been intentionally omitted from this exhibit because it is not material and would likely cause competitive harm to the company if publicly disclosed.

AIRCRAFT DEPOSIT AGREEMENT

This Aircraft Deposit Agreement ("ADA") is entered into as of December 20th, 2018 ("Effective Date" ), by and between Honda Aircraft Company, LLC ("Honda Aircraft"), and the Purchaser named in the signature block below(" Purchaser"). Inconsideration of the agreements, promises, and representations contained in this Agreement, Honda Aircraft and Purchaser agree as follows:

1. Intent of this ADA. Purchaser and Honda Aircraft hereby confirm Purchaser's intent to purchase, and Honda Aircraft's intent to sell, four (4) HondaJet HA-420 aircraft manufactured by Honda Aircraft, at the below listed base price. (*NOTE: Additional services and optional equipment selections will be at additional cost; and other fees may apply. Pricing details will be more fully set forth and agreed in the Purchase Agreement described below.) Additionally, Purchaser agrees to pay to Honda Aircraft deposits in the amount listed below ("Deposit"), promptly after execution of this ADA.

Base Price (USD) per A/C	[INTENTIONALLY OMITTED]
Deposit (USD) per A/C	TBD
Scheduled Delivery Quarter	TBD

2. Temporary Reservation of Delivery Position. Upon receipt of the Deposit, Honda Aircraft will temporarily reserve an Aircraft delivery position for Purchaser. This temporary reservation shall be valid until the earlier to occur of (i) the execution and delivery of the definitive agreement for the transaction as described below, or (ii) thirty (30) days after the Effective Date ("Expiration Date").

3. Definitive Agreement to Follow. Purchaser and Honda Aircraft intend to work together diligently and in good faith to enter into Honda Aircraft's aircraft purchase agreement ('Purchase Agreement") containing definitive terms for the transaction above, and desire to enter into such agreement no later than the Expiration Date.

4, Termination of ADA. Handling of Deposit. Immediately upon its execution, the Purchase Agreement listed above will supersede and replace this ADA, and the Deposit will automatically be transferred and applied towards Purchaser's amounts due thereunder. Unless this ADA is super sed ed as described above, this ADA shall terminate as follows: (i) immediately upon written notice from either party to the other, for any or no reason, or (ii) automatically, upon the Expiration Date. Promptly following the termination of this ADA, Honda Aircraft shall return the Deposit, without interest, to Purchaser, and neither party shall have any further obligation to one another.

5. Confidentiality. Both parties agree that all information contained in the ADA and/or obtained from each other in connection with this ADA, including the existence and terms of this ADA shall be treated as confidential.

6. Miscellaneous Terms. This ADA is not transferable or assignable by either party without the written consent of the other party, which consent may be withheld in its sole discretion. This ADA is governed by the laws of North Carolina, USA without regard to its conflicts of laws principles. The parties consent to the exclusive jurisdiction of the courts of North Carolina, USA.

ACKNOWLEDGED AND AGREED:

HONDA AIRCRAFT COMPANY, LLC,	Jet Token Inc.
( "Seller")	(“Purchaser”)

BY:	/s/ Claude Draillard	By:	/s/ Michael D. Winston
Name:	Claude Draillard	Name:	Michael D. Winston
Title:	VP, Finance	Title:	Executive Chairman

With Notices Addressed to Seller:	With Notices addressed to Purchaser:
ATTN: Contracts Administration	ATTN: Jet Token. Inc.
6430 Ballinger Road	3442 Old Capital Trail Suite 700
Greensboro, North Carolina 27410	Wilmington, DE 19808
Email: contracts@haci.honda.com	Email: mike@prjyatejetcojn.io